Mail Stop 3561

October 19, 2009

Mayo A. Shattuck III
Chief Executive Officer
Constellation Energy Group, Inc.
100 Constellation Way
Baltimore, Maryland 21202

Kenneth W. DeFontes, Jr.
President and Chief Executive Officer
Baltimore Gas & Electric Co.
100 Constellation Way
Baltimore, Maryland 21202

> **Re:** **Constellation Energy Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **Filed May 8, 2009 and August 7, 2009**
> **File No. 001-12869**
>
> **Baltimore Gas and Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **Filed May 8, 2009 and August 7, 2009**
> **File No. 001-01910**

Dear Messrs. Shattuck and DeFontes:

We have reviewed your response letter dated September 25, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Mayo A. Shattuck III
Constellation Energy Group, Inc.
Kenneth W. DeFontes, Jr.
Baltimore Gas & Electric Co.
October 19, 2009
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Management, page 72

Risk Exposures, page 73

VaR, page 75

1. We note your response to comment eight from our letter dated September 13, 2009. Please discuss why your Economic Value at Risk (EVar) disclosures satisfies Item 305 requirements with respect to the market risk you face with respect to your accrual positions or provide quantitative disclosure in accordance with one of the three disclosure alternatives set forth under Item 305(a) of Regulation S-K regarding your accrual positions.

Exhibits

2. We note your response to comment 13 from our letter dated September 13, 2009. We note in the body of the Investor Rights Agreement designated as Exhibit No. 10.3 to the Form 8-K dated December 17, 2008 a reference to an Exhibit A and B. Exhibit A refers to guidelines, as approved by your corporate risk management committee, regarding management of your trading activities. Exhibit B discloses information regarding your VAR limits. It does not appear that these exhibits are included in Exhibit 10.3. Please re-file this exhibit with your next periodic report so that it contains these exhibits or clearly articulate why you are not required to do so.

Definitive Proxy Statement on Schedule 14A

Grants of Plan Based Awards, page 40

3. We note your response to comments 17 and 18 from our letter dated September 11, 2009. Please confirm that in future filings you will disclose, if appropriate, in your Compensation Discussion and Analysis section, not just the footnotes to the Grants of Plan Based Awards table that you did not set a target annual incentive amount for Mr. Shattuck and that you did not establish a threshold and maximum annual incentive amount for your other named executive officers. Assuming you had determined to grant awards under this plan because you had met the earnings-per-share goal established for purposes of funding the plan, please also explain how you would have determined the amount to grant to each of your executives if no objective targets were established at the outset of the fiscal year.

Mayo A. Shattuck III
Constellation Energy Group, Inc.
Kenneth W. DeFontes, Jr.
Baltimore Gas & Electric Co.
October 19, 2009
Page 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Robert Errett, Staff Attorney, at 202-551-3225, or me at Mara Ransom, Legal Branch Chief, at 202-551-3764 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director